Exhibit 5.1

Spire Inc. 700 Market Street St. Louis, MO 63101

May 10, 2019

Spire Inc.

700 Market Street

St. Louis, MO  63101

Ladies and Gentlemen:

I am Senior Vice President, Chief Legal and Compliance Officer of Spire Inc. (the “Company”), and in such capacity I am familiar with the Registration Statement on Form S-8 to which this opinion is filed as an exhibit (the “Registration Statement”) that registers under the Securities Act of 1933, as amended, $75 million of deferred compensation obligations (the “Obligations”), which will represent unsecured obligations of the Company to pay deferred compensation in the future pursuant to the Spire Deferred Income Plan (the “Plan”).

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments as I deemed necessary for the purposes of the opinion expressed herein.

On the basis of the foregoing, I am of the opinion that the Obligations to which the Registration Statement relates, when issued in accordance with the provisions of the Plan, will be valid and binding obligations of the Company, enforceable in accordance with the terms of the Plan, subject, as to enforcement, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting enforcement of creditors’ rights, and to general principles of equity.

I consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/ Mark C. Darrell

Mark C. Darrell

Senior Vice President, Chief Legal

and Compliance Officer